UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-09195
KB HOME
(Exact name of registrant as specified in its charter)

10990 Wilshire Boulevard, Los Angeles, California 90024 (310) 231-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Participating Cumulative Preferred Stock1
(Title of each class of securities covered by this Form)

Common Stock (par value $1.00 per share)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⊠
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	⊠
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, KB HOME has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2024	By:	/s/ William A. (Tony) Richelieu
William A. (Tony) Richelieu
Vice President, Corporate Secretary and Associate General Counsel

1 The Rights to Purchase Series A Participating Cumulative Preferred Stock (“Rights”) expired on April 30, 2024 pursuant to the terms of the First Amendment to Amended and Restated Rights Agreement, effective April 8, 2021, by and between KB HOME and Computershare Inc., as rights agent. KB HOME initially filed a Form 8-A and a Form 8-A/A on January 27, 2009 in connection with registering the Rights, and filed subsequent Forms 8-A/A on April 13, 2018 and April 12, 2021 with respect to the Rights.